Exhibit 99.3
CONSENT OF QUALIFIED PERSON
Pursuant to National Instrument 43-101

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Toronto Stock Exchange
New York Stock Exchange

Re:	Elk Valley Coal Corporation – Technical Report on Resources and Reserves of the Fording River Operations

I, Peter Mucalo, hereby consent to the public filing of the technical report entitled “Technical Report on Resources and Reserves of the Fording River Operations” and dated February 29, 2008 (the “Technical Report”).
I refer to the information included in the Annual Information Form (“AIF”) dated March 14, 2008 of Fording Canadian Coal Trust (the “Trust”) and the Technical Report.
I hereby consent to reference in the AIF of the Trust, extracts from or a summary of the Technical Report. I also confirm that I have read the section “Reserves and Resources” of the AIF and that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF of the Trust.
This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the AIF of the Trust or any similar document and is not to be relied upon for any other purpose.
Yours truly,
Marston Canada Ltd.
Peter Mucalo, MAusIMM
Dated this 14 day of March, 2008.
www.marston.com
phone 314.984.8800
fax 314.984.8770
13515 Barrett Parkway Drive Suite 260 Ballwin MO, 63021